K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

March 28, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	First Investors Equity Funds First Investors Premium Income Fund File Nos. 033-46924 and 811-06618 Post-Effective Amendment No. 112

Ladies and Gentlemen:

We have acted as counsel to First Investors Equity Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 112 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP

cc:	Mary Carty Mary Najem Foresters Investment Management Company, Inc.